SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-2(a)
Chief Consolidated Mining Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
168628 10 5
(CUSIP Number)
Robert B. Murphy, Esq.
Dykema Gossett PLLC
1300 Eye Street, N.W., Suite 300 West
Washington, DC 20005
202-906-8721
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	168628 10 5	SCHEDULE 13D	Page	2	of	5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) None Andover Ventures Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		14,302,890*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,302,890*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,302,890*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.9%(see Item 5)

14	TYPE OF REPORTING PERSON

CO
*  Includes 7,151,445 shares underlying warrants to purchase Common Stock at $0.15 per share until December 2, 2010.

Page	3	of	5
Item 1. Security and Issuer.
     This statement relates to shares (“Shares”) of the class of common stock, par value $0.01 per share (“Common Stock”), of Chief Consolidated Mining Company, an Arizona corporation (“Issuer”), whose principal executive offices are located at 15988 Silver Pass Road, P.O. Box 51, Eureka, Utah 84628
Item 2. Identity and Background.
     a. This statement is being filed by Andover Ventures Inc., a British Columbia corporation (“Reporting Person”)
     The directors and officers of the Reporting Person are as follows:
     Blankstein, William Gordon — Chairman of the Board of Directors & Chief Executive Officer
     Legault, Peter — Director
     Lajack, David J — Director
     Schauer, Manfred Albert — Director
     b. Suite 890 — 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.
     c. The Reporting Person is a public reporting mining company located in British Columbia, Canada
     d. During the last five years, none of the Reporting Person nor its directors and officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     e. During the last five years, none of the Reporting Person nor its directors and officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     f. The Reporting Person is incorporated in British Columbia, Canada.

Page	4	of	5
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person paid $715,145 from its working capital to acquire the Shares directly from the Issuer.
Item 4. Purpose of Transaction.
     The Shares were acquired and are being held for investment purposes only in order to provide a source of working capital to the Issuer. Other than as described in Item 6 below, the Reporting Person does not have any specific plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to any of those enumerated above. The Reporting Person, however, reserves the right to propose or undertake or participate in any of the foregoing actions in the future.
Item 5. Interest in Securities of Issuer.
(a)	Amount Beneficially Owned: 14,302,890*
Percent of Class: 26.9%

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 14,302,890*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 14,302,890*

(iv)	Shared power to dispose or to direct the disposition of: 0
(c)	Other than the acquisition of the Shares, the Reporting Person has not effected any transactions in the Common Stock during the last 60 days.

Page	5	of	5
(d)	Not applicable.

(e)	Not applicable.
*  The Reporting Person beneficially owns 14,302,890 shares of Common Stock, which represents 26.9% of the outstanding shares of Common Stock. Of these shares, 7,151,445 are the subject of outstanding warrants to purchase Common Stock at an exercise price of $0.15 per share until December 2, 2010. The percentage calculations are based upon 46,035,456 shares of Common Stock outstanding as of the date hereof according to the Issuer’s transfer agent.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
      On or about May 27, 2008, the Reporting Person reached an agreement with Genco Resources Ltd., a British Columbia corporation (“Genco”), to acquire all of Genco’s holdings of Common Stock representing approximately 65% of the outstanding shares of Common Stock (“Acquisition”), in exchange for an immediate payment of $2.5 million, a subsequent payment of approximately $2.4 million, and 1.5 million shares of the Reporting Person’s common stock following regulatory approval, as well as a 6% ongoing interest in certain net profits of the Issuer, which interest could be exchanged during a limited window for an additional 1.5 million shares of the Reporting Person’s common stock at the discretion of Genco. The Agreement was subsequently terminated in accordance with its terms. A dispute over the Agreement’s terms and conditions ensued resulting in Genco initiating litigation over the Agreement in British Columbia in December 2008 and Arizona in early January 2009. The Reporting Person filed a counterclaim against Genco in British Columbia in December 2008. Genco later dismissed the Arizona litigation. Discussions between the parties with respect to the remaining litigation have continued.
Item 7. Materials to be Filed as Exhibits.
      None.
SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

ANDOVER RESOURCES INC.
/s/ W. GORDON BLANKSTEIN
By: W. Gordon Blankstein
Its: Chairman and CEO